

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

Paul Chang
Chief Executive Officer
Brand Engagement Network Inc.
145 E. Snow King Ave
PO Box 1045
Jackson , WY 83001

> **Re: Brand Engagement Network Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2024**
> **File No. 333-282132**

Dear Paul Chang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew Fry